Filed by Focus Impact Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact Acquisition Corp. (File No. 001-40977)

On October 26, 2023, a webinar with Carl Stanton, the current Chief Executive Officer of Focus Impact Acquisition Corp. ("FIAC"), and Sunny Trinh, the current Chief Executive Officer of DevvStream Holdings Inc. ("DevvStream"), was hosted by Focus Communications Investor Relations and Cory Fleck of the Korelin Report. During such webinar, Mr. Stanton and Mr. Trinh discussed, among other things, DevvStream and the proposed business combination involving FIAC and DevvStream. Below is a copy of the transcript of the webinar.

DevvStream Webinar Transcription

CORY: Hi everyone, welcome to a KE report webinar produced in conjunction with Focus Communications. I'm your host, Cory Fleck, also your host over at the KE Report website where we follow the markets, economic news, and companies that we think are interesting, and our listeners like to follow along with. In this webinar, I'm very excited to have on DevvStream and Focus Impact Acquisition Corp. We're going to be focusing on a business combination here between DevvStream and Focus Impact. I am joined by the CEO of Focus Impact, Carl Stanton, as well as the CEO of DevvStream, Sunny Trinh. Now, you all tuning in have the opportunity to ask questions during this webinar. I ask that you please use the chat function within the software or the Q&A function. I will be filtering through those questions and asking the questions throughout this presentation that the guys have put together, as well as a question-and-answer period at the end. If we don't get to all of your questions, you can always keep in touch with me through email, which I will share at the end of this webinar, to make sure that these guys do answer your questions in future interviews. Now, they have put together a presentation walking us through this business combination. I'm going to throw it over to you first, Carl. First and foremost, thank you for taking the time to outline this business combination, and please give us a little background on Focus Impact Acquisition Corp.

CARL:  Thank you Cory. Excited to be here with you today and thank you for taking the time to join us in this conversation. I'm just going to be working through some slides here. The normal disclaimers on forward-looking statements apply.

This is the primary Focus Impact team. I serve as the CEO of Focus Impact. We are a private equity firm that was formed in 2020. We are a group of seasoned private equity investors that have had the good fortune to run or co-run a number of different well-known private equity firms. Focus Impact itself was our first vehicle in the special purpose acquisition market. It was created in 2021 with Citigroup and Goldman Sachs as our underwriters. We were over four times oversubscribed, and we were formed with the express purpose of finding companies that create top-tier financial results while also creating some amount of social or environmental good. Our team includes over 15 professionals who come from various walks, including former senior executives, world-class investors, and large philanthropies. I myself have been a private equity investor for over 30 years at firms, including Wellspring Capital Management in New York City and Invesco. My partners and I have over 100 years of combined private equity experience. We are really excited to be partnering with Sunny and his team. DevvStream met the primary qualifications that we had been looking for. After searching through over 150 targets, we were excited to be introduced to Sunny and his team, and we believe very much in their mission.

CORY: Well, thank you, Carl, and Sunny, let's get a quick overview of your team over at DevvStream, and then we can dive right into this deal.

SUNNY: So, as most of you are probably aware, at DevvStream, we're a technology-based sustainability company created to advance the development and monetization of environmental assets, such as carbon credits. We generate streams of revenue for other companies, organizations, and even cities and states through the use of carbon credits with a focus on technology, and we'll touch on that in more detail. But in other words, companies that have technology or are doing activities that help reduce energy consumption or greenhouse gas emissions, we come in and provide a full-term key service where we monetize carbon credits for them in exchange for a portion of the credits. And as you can see here, our team's filled with seasoned experts in the sustainability, even carbon credit space, and then also our Chief Financial Officer, David Gerz, has experience in the public sector as well too. So, a pretty complete team, and I'd say we have some of the leading experts in the environmental space as well too.

CORY: All right, thank you, Sunny. Now, Carl, let's get you to introduce this deal. But even before we get into the deal, if you could, for our Canadian audience, please provide a little background and overview on what a SPAC company is, please.

CARL: SPACs are special purpose acquisition vehicles, basically a new company gets formed as a shell with the sole purpose of merging with another company. Now, typically, SPACs merge with private companies, and that's an important distinction that I'll come back to in a bit. But in all cases, the idea is to introduce the target company to a larger, more liquid market, which in our case is NASDAQ. SPACs can provide several benefits for companies seeking to go public over traditional offerings. That includes speed to market, more certainty, and the ability to tell the company's story. In SPAC transactions, companies announce a merger transaction, which is what we did in September, and they tell their story to the investment community over the succeeding months while the company's finishing its documentation and filing with the SEC. We're in the middle of that process now. So, this gives time for the company to introduce itself to investors, gives the investors time to do analysis on the company to understand its unique business model, its projections, and to get to know the management team. All of this is meant to make for an easier understanding of valuation and for a smoother transaction. As you know, the IPO market in the US has been largely shut for the past 18 months, so SPACs are a very popular way for companies to go public when the market is otherwise shut.

CORY: Okay, thank you very much for that, Carl. I know a lot of our US listeners are probably up to speed on that, but that brings our Canadian listeners up to speed. Let's talk about the transaction then. Please start with these key highlights.

CARL: Yeah, sure. Well, maybe just to start with the beginning here. The transaction values DevvStream at $145 million US. Now, my quick calculation would have DevvStream's valuation, as of yesterday, just under $50 million US, so that's a substantial increase in value. This is due to our review of the company's projections, the growth in projected revenue, and each in the backdrop of a larger, more liquid market. We believe that as the company spreads the word on its unique business model, and as investors see its contracts, its customer announcements, its projections, these values will converge. I should say just a word here about SPACs in the context of valuation. Just to hit it off the top here, there's been a lot of bad press about SPACs and the valuations that have resulted from them. But despite the press, there have been over 90 SPACs that have successfully closed in the last 12 months, so it's a very active market. And when SPACs don't close, often the failure is attributed to just a few things. It's usually not having enough cash to close, either due to high redemptions, which are a feature of the SPAC investor, or their inability to raise what's referred to as a PIPE, the public private investment in public equity. Finally, the third one is regulatory hurdles. DevvStream is unique in that it's already public. It has already withstood the scrutiny of Canadian regulators and has successfully filed its public offerings, maintained its on-time performance, and has gone through the wars that many private companies cannot withstand. So that's a major difference in this transaction. Another major difference is that for SPACs that don't close, the lack of PIPE capital or the high redemptions that I mentioned before, those are really just around, "Do you have enough cash to close?" And oftentimes, in deals that were written in the earlier part of this decade, they had high minimum closing cash conditions, and you can see that word spelled out often in merger documents. What that means is that either side had the opportunity to not close if they didn't meet that minimum hurdle. Now, the DevvStream transaction was structured without a minimum closing cash condition, specifically to address the risk of that. You'll hear later why Sunny will explain why the company's business model is such that it just doesn't require a lot of the high capex that some of the failed SPACs suffered from before. So we think those are three major differences that really set this deal apart. One more piece on valuation, so all companies, when they SPAC, come out at $10 a share. Their price to go to $10 a share, and you can see it's often written in financial press that SPAC companies often decline and perform very poorly. Now, I've done a lot of research around this, and the way we believe it is more accurately portrayed is that there's effectively been a very, very large tech selloff since the end of 2021. If you were to look at it on a graph (I'm sorry I don't have it for you here today), but if you were to graph NASDAQ share prices, the index, and then you were to track companies that went public, so recent IPOs, and then separately SPAC companies, so three different lines, what you'd see is the NASDAQ had declined but then picked up recently. You'd see IPO stocks are down materially, and right alongside IPO stocks are SPACs. So, what does that tell us? The NASDAQ market is dominated by four major companies, as I'm sure your listeners know. These companies have disproportionately high market caps and disproportionately high valuations. That's been driving the NASDAQ. But IPO companies have suffered, and they're largely just growth equity companies. They've suffered, and that's what SPACs are. Almost all SPACs are high-growth companies that are attempting to go public via SPAC. They've just suffered along with all the other IPOs. My point is that it's really easy to single out SPACs, but they just represent the decline in the overall growth equity markets.

CORY: Fair enough. You really have to judge them for the type of company that they're bringing onto the NASDAQ, right? That's what this webinar is really all about, why DevvStream, that type of thing.

CARL: Yes, for sure. There have been a number of home runs, like DraftKings, Symbiotic, Verve, and there have been over 50 SPACs that are trading at over their offering price despite that selloff that I mentioned. Some of this is due to the selloff of growth equities that I mentioned. As is often said and is true, there was just a glut of SPACs. The number of SPACs that were issued, in 2020 and 2021 alone, there were over 860 SPACs that were created in two years, and in the 10 years before that, there were only 220. So that gives you a sense of how much capital flowed into this SPAC market, and of course, there was some adverse selection in that. Unfortunately, that number, which was over 60% of all IPOs during that period of time, was going to create some adverse selection. Those companies that were not public were not prepared to be public, managers that didn't have sound business models, or, in DevvStream's case, contractual arrangements with their customers, those types of companies suffered greatly, and you could say, you know, deserved to have their decline in price. So just one more aspect I thought would be useful for your listeners.

CORY: Now, Carl, I guess just to follow up on that real quickly, you are right. Look, SPACs were all over the news a couple of years ago, and there were a number of failures. Has that made it more difficult for you here, running Focus Impact, to get a deal done or to even find the valuation you're looking for?

CARL: Yes, we've had to change our thinking quite a bit over time, and it kind of leads us to why we were so interested in DevvStream. Although it obviously is in a young stage of its growth, it has features that make it very unique. Sunny's going to go through all this, and I don't want to steal his thunder, but you'll see that the structure of the company's business, the way it's built, its business model, it's highly profitable, it's got high growth, and it's got contractual relationships that give a degree of comfort to investors that doesn't usually exist in high-growth businesses.

CORY: Okay, yeah, thank you. Do you want to take us through any more of this transaction, then focus at all on this slide or even the next one, the investment highlights?

CARL: Just quickly, I'll point out a few things here. There are a number of assumptions made on this page. Notably, the amount of cash being raised from PIPE or cash in trust is placed at $53 million for purposes of this transaction. As I noted before, the company does not require that capital to grow, but that is our target in our raise. The valuation for existing DevvStream shareholders is, these are all in US dollars, I should say, the valuation for existing shareholders is the $145 million, and our assumption of the market cap once the transaction is complete is $250 million US. You can see how we build up from $145 to $252 on the bottom left there, and if that happened, then you'd see that the incumbent DevvStream shareholders will own just over, excuse me, just under 60% of the total company. That's how the assumptions were built, that's what the methodology behind it looks like, and none of the investors in my team will be sellers in this transaction, and the same for the insiders in DevvStream. Everyone is highly committed to the growth and sees the upside, and wants to be a part of that growth process.

CORY: Okay, thanks, Carl. One other question, I guess, when you talk about that money being raised through the PIPE there, it doesn't need to be that total amount that's outlined on this slide. The deal can get done for less than that, or is that a minimum amount?

CARL: There is no minimum cash condition to close this transaction.

CORY: Okay, is there a certain amount of cash that you want on the balance sheet for the company at the end of the transaction, though?

CARL: Yeah, and it's represented here, and you can see that the idea that it's on the top right there where it says "cash to balance sheet of $40 million," that would be the ideal number that we would leave with. But I want to point out that we're at the beginning end of the regulatory process with the SEC. There are many months to go to get through that process, just like a traditional IPO, and I have no ability to predict what the stock market's going to do. I do know that based on our research, the company will be announcing a number of positive transactions, contracts, relationships over the next several months, and we believe that will help turn into the valuation that you see here.

CORY: Okay, perfect. Thank you, Carl. Sorry, just a lot of questions came in on the back of that cash component, so sure, we can move on.

CARL: Well, maybe just really quickly here before Sunny, so I mentioned that at the end of the day, what's really happening here, it's easy to think of SPACs as an M&A transaction, but it's really not. DevvStream is public, and it's going to continue to be public. It's just going to a materially different market, and it's doing it simultaneously while announcing the next stage in its growth. These reasons that are listed on this page are why we think the transaction is so interesting. The carbon market, many people are unaware of the growth in the carbon market. Sunny will walk through that as well, but it is a large and materially growing market. DevvStream's way of approaching carbon credit creation is unique, and we believe addresses some of the major issues in the carbon credit market today. Of course, the way it's gone to market results in extremely high margins. So you can see all of these issues that we list here that we think, bringing us back to the business itself and not the stock for a minute, this is why DevvStream is such a unique opportunity.

CORY: Okay, one final question, I guess, before I move on to Sunny, is that was Focus Impact actively looking for a carbon company?

CARL: We had a very clear mandate to look for companies that were either on the S or E part of the ESG spectrum. We were focused on companies that were creating positive people outcomes, and so we weren't specifically looking for carbon credit companies. Indeed, there are very few opportunities for investors to find companies like this. Many of them are very small, many of them are nonprofit, so DevvStream stands out in its professionalism and its scale. So, honestly, no, we weren't looking for one, but we were excited when we were introduced to Sunny late last year.

CORY: Okay, great. Thank you very much, Carl, for walking us through that. Please, everyone, keep sending in your questions. We'll take a little time at the end of this to answer more of those. But, Sunny, let's get into more of the DevvStream business then. What can you tell us about DevvStream?

SUNNY: Yeah, so a couple of things actually before we dive into this. One important piece of information I'd like to add to what Carl said regarding the long-term commitment that both DevvStream and Focus Impact have on the stock, there is a lockup period of one year. So I want to make sure everyone understands that. When Carl says that, it's not only do we want to stay in the long term, but we're contractually obligated to stick with it for one year as well. So there's a lockup period. And then one other thing I'd like to add too is just, you know, why is this transaction important to DevvStream and why we chose Focus Impact as well, because, you know, it takes two to tangle, right, Carl? So it goes both ways. But, well, like any high-growth emerging company, right, we were looking for access to capital to really fuel our growth since we have way more projects than we can handle, and we'll touch on that in a little bit as well. And at the same time, we have a great opportunity to take advantage of our leadership position to capture significant market share. So moving to NASDAQ would allow us to do this much faster because being on NASDAQ gives us access to a much larger capital pool, like Carl said, including and especially funds that have requirements around investing in sustainability companies like DevvStream. And it also increases our liquidity. So as a result, we looked at various options, including SPACs, and we didn't specifically target SPACs at the beginning, but we also wanted to consider it. So we ended up speaking to probably about four different SPACs, and one really stood out, and that was Focus Impact. The first reason was, as Carl said, their goals and mission to find a company that is creating a positive impact on the world, on the E or the S portion of it, really perfectly matched with our goals as well. And then we got to know the leadership team led by Carl, and we just clicked. You know, I always tell Carl, it's like love at first sight, right, Carl? So we worked well together, everything just clicked, and then we just moved forward. And now we're very close to filing our S-4, and if all goes well, we should be the first and only carbon company on NASDAQ within a few months. So I want to make sure everyone kind of understands that portion of it as well too.

CORY: Perfect, thank you. So that actually addressed a couple of questions that just came in, so yes.

SUNNY: Okay, good, good. As far as some highlights about DevvStream, first of all, the opportunity. I think a lot of people don't realize this, but the carbon credit market is massive. In 2023, it's expected to be $1.16 trillion, growing to $2.68 trillion by 2028. So not only is it massive, it's still growing. And what gets really interesting is we have a very disruptive advantage with our focus on technology. The majority of credits today are on nature-based, but there have been studies done that in order for us to meet our Net Zero goals by 2050, nature-based solutions will only address up to 20% of the emissions reductions necessary. So the other 80% needs to come from technology, and that's where we focus on it. And that's where we're one of the very few companies that focus on it, and we feel we are the leader in there as well.

Another area that's really interesting, again, we'll touch on it in a little bit more detail, is we have a business model that's very low capex where we provide a service to these technology companies. We come in, and we find these companies that are eligible for generating carbon credits. The majority of them don't know how to do it because it is a very complicated process. So we go do it for them in exchange for a portion of the credits. So there's no capital expenditures on our part upfront, other than the cost to generate, validate, verify, and register the credits. In addition, we play in both the voluntary and compliance space. So for those familiar with carbon credits, there are two main types of carbon credits, aside from nature and technology. The other differentiation is whether they're voluntary credits or whether they're compliance credits within various government jurisdictions. A good portion of our credits will be compliance credits, making them much more sellable, but also the value is much higher as well.

To give you an idea, voluntary credits can range anywhere from a few dollars to most of them, like $25 to $30. There are some higher ones where, in the regulatory compliance space, for example, in British Columbia, there's what's called the LCFS program or low carbon fuel standard. Those credits right now are going for about $450 Canadian dollars. So a big significant difference. And then lastly, I think Carl touched on it a little bit as well, we're already a public company, so uplisting makes sense for the reasons I just explained earlier. But also, the likelihood of this transaction going through is much higher because we've already gone through a lot of the filing requirements. We mainly need to convert it to US GAAP, and so everything seems to be much smoother as well too. So moving forward, I mentioned before that DevvStream provides a service for these technology companies to generate carbon credits for them. So we provide a full turn-key service. We do literally everything from taking their data all the way through to registering it, selecting methodology, selecting the proper registry, whether it's voluntary or compliance, and then also monetizing it and finding buyers. We have a contract with a large global energy company to buy 650,000 carbon credits, compliance credits in Canada. So there was an announcement about that about a month ago or so. So we literally do the entire process, which really no one else or very few other people are able to do. And then we do it in a way where there's little risk for our technology partners because they're not putting any money up front either. So we're bringing streams of revenue to help advance our technology further, and we're able to do it in a way that provides a very high-quality set of credits, which increases the value and also the certainty for the buyers that they're not greenwashing. One more thing I'll touch on is our revenue model. I mentioned before that we have a very low capital requirement model, where we come in and we manage the entire process, full turn-key for the customer, in exchange for typically 25% of the credits. It's great for both sides because these technology partners get a new stream of revenue that they don't expect in the first place that helps drive their technology further. And for us, we get a stream of revenue without putting very much money up front, so the IRRs are quite high in this case. We do have a second business model where there are some projects that require some capex, and we will make some investment into those, like oil plugging, for example. In this case, we look for projects that give it a two-year payback period, and the streams typically last about 10 years or longer, so it's still a strong IRR. Now, as good as the carbon management model, but it gives us some flexibility as well too, and that's what we're moving into this background and raising capital allows us the flexibility to choose either one, but we expect probably about 90% of our business to be the second model, where we're managing these projects for our technology partners. And one more thing I'll add is that we have a pretty broad network, and that's also one of the reasons why we really enjoy working with Focus Impact. Their network is massive as well too. So we have already a large network, they expand us even further. But what we do is with our networks, we're able to take these technologies into other locations to help them grow their business, which generates more carbon credits for us and for them and allows them to enhance the technology further and at the same time create more of an impact throughout the world for carbon mitigation.

CORY: Okay, so just to reiterate there, it's more of the management aspect that you are focused on in this revenue model, rather than actively investing upfront initially in these projects.

SUNNY: Yes, that's correct.

CORY: Okay, would that change at all with more cash on the balance sheet through this SPAC transaction? Would you invest a little bit more on the front end of projects to retain more of the carbon credits?

SUNNY: I wouldn't say so, and the reasons why we need the capital, especially for the second model, is because we have a program approach where we're able to aggregate multiple activities throughout a region, maybe an entire country. So, we need additional resources and people to help run those programs. For example, we have a building efficiency program that we announced and are getting ready to launch. We're getting ready to assign cities at a time. There's a lot of buildings there, which means there's a lot of people help that's necessary in order to manage the entire program and bring on additional partners, whether it's hotel chains, universities and college campuses, or municipal buildings as well too. So, we expect to do more of the project management, but as we scale and grow, we have the ability to scale at a tremendous amount, and we need people and resources to eventually manage all those relationships.

CORY: Okay, so I guess keep an eye out for some sort of deal, some sort of partnerships with either governments, large residential, or large business firms. Those are the type of companies you're looking at that could really move the needle on a revenue front.

SUNNY: Yeah, no, absolutely., well, think about it. The beauty of technology, one of the advantages, is that it's extremely scalable, right? So when we talk about the building efficiency program, well, how many buildings are there in North America, right? And our model is very low entry, low cost because anyone who wants to join, they don't have to put any money up front. So we're offering them a way where they just send us their data, and we manage the whole process for them. And then we give them streams of revenue based on the energy savings or the carbon reduction that their buildings provide.

CORY: Okay, thank you. All right thank you Sunny.

SUNNY: I think we can probably skip this. It just reiterates that we provide a full turnkey service all the way from taking the data from our technology partner and then doing the validation, verification, and so forth, so it makes it very easy, very simple for them.

CORY: Sunny, who are some of these technology partners? Can you give us more information on them?

SUNNY: Yeah, so, for example, we have a signed with a Japanese company, a $2 billion Japanese distributor of electronic products called Rodin. They distribute high-efficiency HVAC systems, refrigeration systems, even EV chargers. So we met with them, and they're selling to these end customers like governments and so forth. While doing this, they're eligible for generating carbon credits, but they didn't know that. So we would come in and access a carbon credit managing entity to, again, provide the full TurnKey service. For every EV charger they sell, we help them generate carbon credits. Or think of hotel chains. It's where you, through our building program, they would come in, and again, we're talking to several hotel chains as well too. But many of them are going through upgrades. Maybe, again, they upgrade their HVAC systems or their lighting systems or even provide renewable energy using solar panels within the hotels. We take all that, and we help them generate credits to help offset some of the cost of these upgrades.

CORY: Okay, thank you. I hope that addressed that one question that came in. Let's talk about this pipeline of opportunities.

SUNNY: Yeah, like I mentioned before, right? Part of the raise is to bring on more people, more resources because we have way more projects we can handle. We have over 140 opportunities identified in our pipeline. Roughly about 25 of them are actively pursuing, and we have roughly seven contracts with another five out right now waiting to be signed. All these either involve bringing on new technologies or participating in our current programs. We have five programs that we'll be launching, including building efficiency, which I mentioned. We have one for industrial efficiency for factories. We have oil well plugging, LED lighting, and then we also touch a little bit on the nature-based side as well, too, bringing technology into forest conservation and preservation projects.

CORY: Sunny, how quickly can these move up or, I guess, down the food chain here into active projects then?

SUNNY: really, a lot of technology companies that we were talking to, their products and their technologies are already in place. They're already utilizing it. So, it's a matter of finding the right methodologies. And if we have our program that's already in existence, we can literally do this in weeks. But if we need to create and register, again depending on the registry, it can take 3 to 6 months, maybe a little longer depending on the reg.

CORY: Okay, so kind of a wide timeframe there. Is there news on the front end of any of these deals that investors can look forward to, or are you just going to be press releasing when you have a project that is now considered active and generating carbon credits?

SUNNY: Yeah, so we've announced several already over the past four or five months. I mentioned the agreement with Rodin. We have a partner called Prosper that does wastewater treatment at up to 83% energy savings. We have a contract with them, and then we have an EV charger company that is in the final stages of our contractual agreements as well, along with several other technologies. So there's quite a few that, like I mentioned, you know, the contracts we have outstanding right now that we're waiting to complete. Once those get signed, we will be providing announcements as well. So expect to hear that in the very near future. And that's what Carl alluded to as well on why Focus Impact saw the value in DevvStream because of this pipeline and these contracts that we have going and soon to be going.

CORY: All right, thank you, Sunny. So, let's move on to the next slide, and I'll pass it back to Carl.

SUNNY: Yeah, maybe just a little bit here. Sorry.

CARL: We've distilled the business model down to diversified sources of revenue, recurring revenue streams, a contractual repeatable growth model, and the high margins that Sunny mentioned. The projected revenue up to 2025 estimates the company reaching $55 million. DevvStream is a relatively young company that recently went public earlier this year, with Sunny and his team working on it for a longer period, focusing on building the contract base, technology, and the IP moat. The company's growth curve is projected to be similar to other successful growth companies. At this point in its life cycle, the company operates as a consultative model with unique knowledge and capabilities to create carbon credits, making it challenging for others to replicate. DevvStream gets paid in carbon credits for its services, resulting in high margins and minimal cost of goods sold. Diversification has been a focus, spanning different project types, geographies, and credit types. Valuing the company is a complex task since it doesn't fit neatly into existing categories, but it exhibits features of yield and streaming companies, as well as renewable energy companies. DevvStream's unique characteristics make it interesting as a trendsetter on NASDAQ. Comparing it to other companies shows higher projected growth and low capex requirements, positioning it unusually well. Profitability and the business model place it favorably in the top-left corner. Convincing investors of this valuation is our current focus.

CORY: This is really critical, right Carl? Many people are asking how you came to that $145 million US amount to value DevvStream. Is it not through these future projections here that you base the valuation?

CARL: It's a commonly used practice in the SPAC technology. In traditional IPOs, you're not allowed to discuss projections, but in fact, you must do so in the case of a merger between two public companies. When two companies merge, the board has to consider and disclose what it took into account when approving the merger. Projections are always a critical and key part of that process. It's really a byproduct of that process that allows us to show the projected revenue here. It has been done many times in the SPAC world for successful companies, so it's not unusual to do that. In the case of DevvStream, it's critical because it allows the company to convey its story and showcase the work they've been doing for the past couple of years in a numerical format.

CORY: Okay, thank you for addressing that one. Another question, then, is for you, Sunny. What's the model for monetizing carbon credits once you generate them? People are wondering how you're going to obtain the cash and how you're even pricing the carbon credits.

SUNNY: Now, that's a great question, and we get asked that quite a bit. There are two main models. The first one, which the majority of our credits will be monetized through, is direct corporate relationships. Any company, organization, and even countries with Net Zero goals will need to buy carbon credits because they can only reduce their operations so much. As long as they have buildings and transportation, they will have emissions, so they can't achieve zero without buying carbon credits. We're in contact with quite a few of those organizations, including countries. Right now, one of the biggest concerns from these organizations is a term called "greenwashing," where they're buying carbon credits that aren't truly creating an impact, especially some of the nature-based ones. That's why the credits we generate through technology are much more precise. For example, in a building efficiency program, I can tell you exactly how much energy a building was using before they put in a new HVAC system and how much it is afterwards. This allows us to calculate the exact impact and the number of carbon credits that should be generated. This minimizes the chance for greenwashing. To answer your question, we're working with many private companies and even talking to countries. For example, I alluded earlier to an announcement that a large global energy company placed an order to buy a minimum of 250,000 credits with an option for another 400,000 credits over the next three years. These are compliance credits in Canada. So, that agreement was established because they found us and were very interested in what we're doing, mentioning that they couldn't find enough high-quality credits for their needs. We have that in place and ready without actively seeking a buyer. We've started doing that now, and after making that announcement, other buyers approached us, expressing interest in those credits. That's the first area. If there are credits that, for some reason, we can't sell, there are exchanges available. We have very close ties to one of the largest voluntary exchanges in the world. Their former chairman served on our board and is now an adviser for us. So, we have two different ways to monetize the credits.

CORY: When do you think some of these revenue numbers will start materializing? We saw some pretty aggressive growth projections here. What should we be looking out for in terms of revenue when it starts materially coming in the door?

SUNNY: Yeah, so it's really dependent on when the credits are issued, and again, I mentioned it's a very lengthy process. That's why we created a program to reduce that timeline, but we expect that to happen next year. We expect CR to start coming in on Q1 of 2024. I mentioned we have a contractual agreement already for an off-take agreement. So once we start meeting that agreement, we bring in revenue immediately. As soon as we generate credit, we already have a buyer.

CORY: Okay, Carl, let's bring you back in here. Can we talk about the steps that are left in terms of major milestones to complete this transaction?

CARL: Sure, you know, the merger agreement is publicly filed, so it's available for everybody to look at. The next steps, technically, are the filing of a merger proxy with the SEC, which would allow the SEC to review the offering materials for completeness before we send them out for the final vote by shareholders. We expect to have the proxy ready for filing in the next couple of weeks. I can't anticipate how long the SEC will take to review. They have a statutory period for their comments, and then we go through a comment process. We really don't have widely available data on how long that should take to get through. Our anticipation is that the transaction will close in the first and maybe the second quarter of next year. During that process, the company will be performing on its business model, announcing its new agreements, and actively meeting with investors to help fund individual projects and the SPAC transaction itself. So right now, it's basically in the company's hands to perform, and we're actively engaged with the company to help however we can as investors. We're also actively talking to customers in our universe and off-take agreement partners in our universe as we speak.

CORY: Okay, now people are just kind of wondering how this valuation comes to market too, simply because of some of the recent trading in DevvStream. But that all is kind of market-dependent when the deal closes, so that's hard for us to address right now. But Sunny, there is a question here when it comes to generating voluntary credits, compliance credits, and both. You said that some of these projects can generate both of these credits. People are wondering, is that double counting, though?

SUNNY: No, so actually, when we're generating credits, it's either compliance or voluntary; it's not both. When I say we do both, it means that we have projects that generate voluntary credits, and we have projects that generate compliance credits. So, we have a combination of both. A lot of it depends on jurisdiction as well too. For example, our Buildings Energy Efficiency program that we're rolling out in the US would be a voluntary credit. But in certain parts of Canada, like in Alberta, for example, that would fall under the Alberta tier compliance programs. So, those Buildings Efficiency programs in Canada, in Alberta, would be worth more than it would be doing in the US. But again, because we have such a low capex model, it's still very lucrative both ways for us and for our partners.

CORY: Okay, people are wondering how this transaction works if, for example, they buy DevvStream right now on the public markets, and the SPAC merger then goes through. How does the valuation transfer over, and how do the shares transfer over? Can either of you address that, please?

CARL: Yes, the company will become a single entity upon the merger, and it will still be known as DevvStream, albeit with a new ticker symbol on NASDAQ. The valuation numbers mentioned in the previous page are contractual values, which means that unlike a cash merger, this transaction is a stock-for-stock merger. The final valuation at the closing of the merger will depend on how the market perceives the information and business model laid out. DevvStream aims to transition to a different marketplace for increased visibility, and this transaction serves to open the company to a wider audience. It's important to understand that this is not a cash transaction, but rather a stock transaction. The valuation is based on the benchmarks used in the transaction. Investors are not receiving cash; instead, they will hold shares in the merged company. All investors are aligned with a long-term vision for the business. The goal is to introduce DevvStream to customers, off-take partners, and investors and to emphasize its uniqueness and importance in the market.

SUNNY: Okay, yeah, if I can add to that, to Corey, just to add more clarity. So as far as the valuation, today, like Carl mentioned, the company's value is a little bit under 50 million US. So the data that you have on, like Yahoo and so forth, Yahoo Finance, the market cap is not accurate just because we have some multiple shares that made it a little complicated. So once the transaction goes through, the valuation that the free current shareholders will be at is at 145 million US. So essentially, what that says is if the stock stays at that price, like Carl mentioned, the rough estimate would be $23 Canadian, again depending on exchange rates, but that would be the value of the stock at the close of the transaction.

CORY: Okay, guys, thank you very much for this. Look, we are running out of time here, so I'm going to leave two major questions on the docket for you both. Thank you, everybody, first of all, for sending in all these questions. I have all of them saved, and I will be bringing both of these gentlemen back on my show to address more of these questions. But let's talk about risks first, any major risk to this deal not getting done?

CARL: Well, you know, I again want to point everybody to the merger agreement because they're well laid out there. But I'll speak generally, if I may. The biggest question is whether the company can get through the regulatory approval with the SEC. That is probably the most significant single question. What I would point to is that over 90 companies in the past 12 months have successfully navigated through that process. While there may be many that did not, it is a well-considered process. The company and Focus Impact both have highly intelligent and experienced counsel specifically related to these matters. There may be closing conditions that could apply to any transaction or significant market movements, but there are very few outs in the transaction. So, again, I'll just point your viewers back to the documents that are filed.

SUNNY: And if I can add one more thing, I think the fact that we're a public company also increases the likelihood. This is because we're not transitioning from a private company where, as Carl mentioned before, the company may not know how to act as a public company or handle the proper filings and so forth. We've already gone through that process. So, moving from us to the US, or from Canada to the US, is a shorter path, I guess, is the best way of putting it.

CORY: Okay, that makes sense. Now, an easy question at the end here: what are the major benefits of this deal getting done? We've just spent about 45 minutes talking about this deal, so please summarize it all for everybody, and mention the key stepping stones they can look out for.

SUNNY: So, on the DevvStream side, I think the biggest advantage is that we gain access to a larger capital pool, especially for institutional investors looking to invest in sustainable ESG companies like DevvStream. This also provides access to more shareholders, higher liquidity, and the opportunity for more deals. The U.S. market is significantly larger, with a high interest in sustainable initiatives like ours. We see these as very positive developments.

CARL: We also think, that if you consider what's really happening here, not necessarily putting the stock aside for a minute and discussing what the company is doing, countries, large corporations, small corporations have made commitments to reduce their carbon footprint. This is done in the context of global warming, which is generally received as something that we, as Global Citizens, can impact. DevvStream is not the first entrant in the carbon credit market. There is a trillion dollars of carbon credits traded on national exchanges in Europe, California, and Canada, and there will be many more coming. Those are regulatory credits. Voluntary credits are small; it's a couple-billion-dollar market anticipated to grow 25-fold in the not too distant future. All this revolves around trying to remove or eliminate carbon from being produced in the first place. What DevvStream has done is it has allowed, with its business model, technology credits that address one of the major issues that existed before they came into being. It has allowed companies to either reduce their costs or for developers to make money off of it. We believe that having a capitalistic model tied to a global good is a positive thing. It will encourage people to bring down their carbon footprint and allow them to do it economically. So we think this is one of the great outcomes. If there were other people that built onto DevvStream's model, DevvStream would be very happy to have competitors. It's a very big market that's growing. In order to meet that goal, you have to hold yourself to a very high standard. Investors want to make sure buyers of carbon credits want to make sure that the company is doing things to the highest degree of credibility possible. That's really what's driving our merger. By making the statement that we are the first company that's going to be publicly traded in the US and going to hold ourselves to these standards, it is meant to be a symbol that you can trust the credits that come out of DevvStream and you can trust DevvStream as a corporate partner.

CORY: Okay, well, Carl, Sunny, thank you very much for taking time. Everyone, thanks for sending in those questions. As I mentioned, I have them all saved, and I will be conducting a couple of interviews with these guys as this deal continues to move forward and get those questions addressed. So please keep emailing me all your questions. Carl, thank you very much for your time. Sunny, as always, thank you for your time. And everybody, thank you for tuning in to this webinar. We hope you all found it valuable and informative. Thank you all.

SUNNY: Thank you all.

CARL: Thank you Cory.

About DevvStream

Founded in 2021, DevvStream is a technology-based sustainability company that advances the development and monetization of environmental assets, with an initial focus on carbon markets. DevvStream works with governments and corporations worldwide to achieve their sustainability goals through the implementation of curated green technology projects that generate renewable energy, improve energy efficiencies, eliminate or reduce emissions, and sequester carbon directly from the air—creating carbon credits in the process.

About Focus Impact Acquisition Corp.

Focus Impact is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Focus Impact is sponsored by Focus Impact Sponsor, LLC. Focus Impact intends to focus its search on businesses that are, or seek to be positioned as, a “Social-Forward Company,” which are companies that marry operating excellence with the desire to create social good, with the benefit of increasing attention and capital flows to such companies while amplifying their social impact.

DevvStream Media Contacts

DevvStream@icrinc.com and info@fcir.ca

Phone: (332) 242-4316

Disclaimers

Certain statements in this transcript may be considered forward-looking statements. Forward-looking statements that are statements that are not historical facts and generally relate to future events or Focus Impact’s or DevvStream’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact’s, DevvStream’s and the combined company’s expectations with respect to future performance and anticipated financial impacts of the proposed transactions, the satisfaction of the closing conditions to the proposed transactions and the timing of the completion of the proposed transactions, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact and its management, and Devvstream and its management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. certain other risks are identified and discussed in.  Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed transactions; (2) the outcome of any legal proceedings that may be instituted against Focus Impact, DevvStream, the combined company or others; (3) the inability to complete the proposed transactions due to the failure to obtain approval of the stockholders of Focus Impact and DevvStream or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet Nasdaq’s or another stock exchange’s listing standards following the consummation of the proposed transactions; (6) the risk that the proposed transactions disrupts current plans and operations of Focus Impact or DevvStream as a result of the announcement and consummation of the proposed transactions; (7) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the proposed transactions; (9) changes in applicable laws or regulations; (10) the possibility that Focus Impact, DevvStream or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Focus Impact’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (12) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Focus Impact’s final prospectus relating to its initial public offering, filed with the SEC on October 27, 2021, and other filings with the SEC, including the Registration Statement and (13) certain other risks identified and discussed in DevvStream’s Annual Information Form for the year ended July 31, 2022, and DevvStream’s other public filings with Canadian securities regulatory authorities, available on DevvStream’s profile on SEDAR at www.sedarplus.ca.

These forward-looking statements are expressed in good faith, and Focus Impact, DevvStream and the combined company believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Focus Impact, DevvStream or the combined company is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Focus Impact has filed or will file from time to time with the SEC and DevvStream’s public filings with Canadian securities regulatory authorities. This transcript is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Focus Impact or DevvStream and is not intended to form the basis of an investment decision in Focus Impact or DevvStream. All subsequent written and oral forward-looking statements concerning Focus Impact and DevvStream, the proposed transaction or other matters and attributable to Focus Impact and DevvStream or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

In connection with the Business Combination, Focus Impact and DevvStream intend to prepare, and Focus Impact intends to file a Registration Statement containing a prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination, a proxy statement with respect to the stockholders’ meeting of Focus Impact to vote on the Business Combination and certain other related documents. Investors, securityholders and other interested persons are urged to read, when available, the preliminary proxy statement/prospectus in connection with Focus Impact’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about Focus Impact, DevvStream and the Business Combination. When available, Focus Impact will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Focus Impact will send to its stockholders in connection with the Business Combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by Focus Impact or DevvStream with the SEC, may be obtained, free of charge, by directing a request to Focus Impact Acquisition Corp., 250 Park Avenue, Suite 911, New York, New York 10177. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Focus Impact and its directors, executive officers, other members of management, and employees, may be deemed to be participants in the solicitation of proxies of Focus Impact's stockholders in connection with the Business Combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Focus Impact's stockholders in connection with the Business Combination will be in the Registration Statement and the proxy statement/prospectus included therein, when it is to be filed with the SEC. To the extent that holdings of Focus Impact's securities have changed since the amounts printed in Focus Impact's registration statement on Form S-1 relating to its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Focus Impact's directors and officers in Focus Impact's filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of Focus Impact for the Business Combination.

DevvStream and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Focus Impact in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus of Focus Impact for the Business Combination when available. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This transcript is for informational purposes only and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described herein. This transcript shall also not constitute an offer to sell or the solicitation of an offer to buy the securities of Focus Impact, DevvStream or the combined company following consummation of the Business Combination, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.